                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)
                                ----------------

      INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO RULES 13d-1(b), (c)
              AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (Amendment No. 2)*


                               Owens-Illinois, Inc.
                                 (Name of Issuer)

                   Convertible Preferred Stock, $50.00 par value
                         (Title of Class of Securities)

                                    690768 50 2
                                  (CUSIP Number)

                                 December 31, 2000
               (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [x]  Rule 13d-1(b)
     [ ]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)

-----------

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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Schedule 13G                                                      PAGE 2 OF 7

CUSIP No. 690768 50 2
-----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               John A. Levin & Co., Inc.
               13-3134273
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [ ]
                                                                    (b)  [x]
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY

-----------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Delaware
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    1,700
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    98,300
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    1,700
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    271,600
-----------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
                                     273,300
-----------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
-----------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
                                      3.0%
-----------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
                                       IA
-----------------------------------------------------------------------------

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Schedule 13G                                                      PAGE 3 OF 7

CUSIP No. 690768 50 2
-----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               BKF Capital Group, Inc.
               36-0767530
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  [ ]
                                                                    (b)  [x]
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY

-----------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Delaware
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    1,700
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    98,300
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    1,700
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    271,600
-----------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
                                     273,300
-----------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
-----------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
                                      3.0%
-----------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
                                       HC
-----------------------------------------------------------------------------

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Schedule 13G                                                     PAGE 4 OF 7

     Amendment No. 2 to the Schedule 13G of John A. Levin & Co., Inc. ("Levin & Co.") and BKF Capital Group, Inc. ("BKF") with respect to the Convertible Preferred Stock, $50.00 par value (the "Convertible Preferred Stock"), of Owens-Illinois, Inc. (the "Company"). Schedule 13G is hereby amended and restated in its entirety as follows:

ITEM 1(a).  NAME OF ISSUER:
             Owens-Illinois, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
             One SeaGate, Toledo, Ohio  43666

ITEM 2(a).  NAME OF PERSON FILING:
             John A. Levin & Co., Inc.
             BKF Capital Group, Inc.

ITEM 2(b).  ADDRESS OF PRINCIPAL OFFICE OR, IF NONE, RESIDENCE:
             John A. Levin & Co., Inc.         BKF Capital Group, Inc.
             One Rockefeller Plaza             One Rockefeller Plaza
             New York, New York  10020         New York, New York  10020

ITEM 2(c).  CITIZENSHIP:
             Levin & Co. and BKF are each corporations organized under the laws of the State of Delaware.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:
             Convertible Preferred stock, $50.00 par value.

ITEM 2(e).  CUSIP NUMBER:
             690768 50 2

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

          (a) [ ]   Broker or dealer registered under Section 15 of the
                    Act
          (b) [ ]   Bank as defined in Section 3(a)(6) of the Act
          (c) [ ]   Insurance Company as defined in Section 3(a)(19) of
                    the Act
          (d) [ ]   Investment Company registered under Section 8 of the
                    Investment Company Act of 1940
          (e) [x]   Investment Adviser registered under Section 203 of the
                    Investment Advisers Act of 1940: see Rule 13d-
                    1(b)(1)(ii)(E)
          (f) [ ]   Employee Benefit Plan,  Pension Fund which is subject to
                    the provisions of the Employee  Retirement  Income  Security
                    Act of 1974 or Endowment Fund; see Rule 13d-

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Schedule 13G                                                     PAGE 5 OF 7

                    1(b)(1)(ii)(F)
          (g) [x]   Parent Holding Company, in accordance with Rule 13d-
                    1(b)(ii)(G);
          (h) [ ] Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act;
          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
          (j) (  )  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     IF THIS STATEMENT IS FILED PURSUANT TO Rule 13d-1(c), CHECK THIS BOX. [ ]

ITEM 4.   OWNERSHIP.
             (a)   Amount Beneficially Owned:
                   273,300

             (b)   Percentage of Class:
                   3% (based on the 9,050,000 shares of Convertible Preferred Stock reported to be outstanding as of September 30, 2000, as reflected in the Company's Form 10-Q for the quarter ended September 30, 2000.)

             (c)   Number of shares as to which such person has:
                 (i)  sole power to vote or to direct the vote:
                      1,700

                 (ii) shared power to vote or to direct the vote:
                      98,300

                 (iii)sole power to dispose or to direct the disposition of:
                      1,700

                 (iv) shared power to dispose or to direct the disposition of:
                      271,600

          Levin & Co., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended, holds for the accounts of its investment advisory clients, and thereby beneficially owns, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, the foregoing shares of Convertible Preferred Stock. BKF is the sole shareholder of Levin Management Co., Inc., a Delaware corporation which is the sole shareholder of Levin & Co. BKF, therefore, may be deemed the beneficial owner of the shares of Convertible Preferred Stock held by Levin & Co.

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Schedule 13G                                                     PAGE 6 OF 7

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
          [x] The reporting person has ceased to be the beneficial owner of more than five percent of the class of securities

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
            Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY. Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.
          Not applicable.


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Schedule 13G                                                     PAGE 7 OF 7

ITEM 10.    CERTIFICATION.  (if filing pursuant to Rule 13d-1(b))
               By signing below, Levin & Co. and BKF certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 14, 2001
                                JOHN A. LEVIN & CO., INC.

                                /s/ Norris Nissim
                                ---------------------------
                                Norris Nissim
                                Vice President and General Counsel

                                BKF Capital Group, Inc.

                                /s/ Norris Nissim
                                ---------------------------
                                Norris Nissim
                                Vice President and General Counsel